Exhibit (a)(1)(xiv)

SUPPLEMENTAL ANNOUNCEMENT

Only to be used

within the Republic of Argentina

FINTECH TELECOM LLC

MANDATORY TENDER OFFER

in respect of

CLASS B COMMON SHARES

listed in

“Mercado de Valores de Buenos Aires S.A.”

issued by

TELECOM ARGENTINA S.A.

This mandatory tender offer has been approved by the board of directors of the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), on September 6, 2016. This authorization only means that all information requirements of the CNV have been duly complied with. The CNV has not rendered any opinion on the information contained in the Argentine Prospectus.

This announcement supplements the announcements published in El Cronista Comercial on February 24, 25 and 26, 2016, and on September 14, 15 and 16, 2016, in respect of this mandatory tender offer on all common Class B shares issued by Telecom Argentina S.A. (“Telecom Argentina”), free of any liens or restrictions thereon, which are not directly or indirectly owned by Fintech Telecom LLC, and which are listed in the Argentine Mercado de Valores de Buenos Aires S.A. (“OPA”).

The purpose of this supplemental announcement is to inform that, by an Addenda dated October 4, 2016, to the Prospectus dated September 14, 2016, any shareholders who wish to accept the OPA will have the option to receive the Offer Price in United States Dollar accounts opened at Argentine or foreign financial entities, as set forth in the Addenda.

Institutional Shareholders who wish to elect to receive the Offer Price in a United States Dollar account must state such decision in their respective Form of Acceptance and instruct their respective depositants accordingly.

Non Institutional Shareholders who wish to elect to receive the Offer Price in a United States Dollar account must instruct accordingly their respective depositants, or agents appointed by them to submit their acceptance of the OPA through the “MERVAl Proceedings ”, so that they may carry out such decision.

Neither the OPA Agent nor the Bidder are responsible for the establishment or maintenance of any US Dollar accounts with any Argentine or foreign financial entities selected by Institutional Shareholders, Non Institutional Shareholders or their relevant depositors, custodians or agents. The foregoing method of payment in United States

Dollars is subject to any applicable foreign exchange regulations and the proceedings established by MERVAL, as may be amended from time to time during the term of the OPA.

The remaining terms and conditions of the OPA set forth in the Prospectus dated September 14, 2016 will remain in full force and effect, except that the General Period is extended for a term of 7 calendar days, so that: (i) the General Period shall end at 03:00 P.M., on October 21, 2015, (ii) the Additional Period shall end at 01:00 P.M. on October 28, 2016, and (iii) the Settlement Date shall be November 4, 2016.

Copies of the Prospectus, Addenda and any other document related to the OPA may be obtained from Francés Inversiones, telephone number: 0800-666-4600, or at the OPA Agent’s office located at Reconquista 199, mezzanine, from 10:00 A.M. to 03:00 P.M., and also at: www.cnv.gob.ar, through the following link: “Información Financiera / Emisoras / Telecom Argentina S.A. / Hechos Relevantes” The information contained herein is a summary of certain terms and conditions of the OPA; shareholders shall refer to the documentation mentioned above in order to be informed of the complete terms and conditions of the OPA. All information contained herein is subject to the complete terms and conditions detailed in the Prospectus and its Addenda. Capitalized terms used but not otherwise expressly defined herein shall have the meanings assigned to them in the Prospectus or its Addenda, as applicable.

October 5, 2016